UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal period ended October 31, 2025

SLINGSHOT USA, LLC

(Exact name of issuer as specified in its charter)

Delaware	87-3004954
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

1209 Orange Street, Wilmington, DE	19801
(Address of principal executive offices)	(Zip code)

+27(60) 786-9759

(Registrant’s telephone number, including area code)

Preferred Units

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “Slingshot Productions®," “Slingshot Productions,” "the Company," “our,” or "we" refers to Slingshot USA, LLC.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS

1.1 Introduction

Slingshot USA, LLC (“Slingshot,” the “Company,” “we,” or “our”) is a Delaware limited liability company formed to develop, produce, and monetize animated motion picture content. During the fiscal period ended October 31, 2025, the Company completed production of its animated feature film. The independent film industry is experiencing significant financial and capital-raising pressures, and we experienced this with the fundraising for DAVID. Ultimately, we had to take on bridge facilities, which put the company's liquidity under pressure. Considering these market conditions, the uncertainty of future royalty performance, the substantial additional capital that would have been required to fund global marketing and distribution, and the potential risks of dilution and release delays, the Company elected to pursue a strategic monetization and asset-disposition transaction rather than a royalty-based distribution model.

Accordingly, the Company executed the sale of substantially all of its intellectual property assets to a financially established buyer with global marketing capabilities. This transaction enabled the Company to secure a defined and timely return for investors, avoid high-risk and dilutive financing alternatives, and ensure a committed global theatrical release schedule. Following the completion of this transaction, the Company transitioned from an operating production studio to an entity focused on asset realization, distribution of proceeds to Members, and the implementation of an orderly wind-down and dissolution plan.

1.2 Company Purpose

The Company’s original purpose was to produce and distribute animated faith-based films and related content. As of October 31, 2025, the Company’s primary purpose shifted to completing the sale of its core intellectual property, redeeming outstanding equity classes, declaring and administering a final liquidation distribution, and implementing a formal plan of dissolution and winding up.

1.3	Disposition of Intellectual Property Assets

On October 7, 2025, the Company entered into an Asset Purchase Agreement with Giant Slayer Media LLC for the sale of substantially all of the Company’s intellectual property assets, including the DAVID feature film, the Young DAVID series, demo materials, trademarks, ancillary rights, and all derivative and related intellectual property. The aggregate purchase price was $77.9 million in cash, resulting in a gross margin of $12.9 million on total production costs of approximately $65 million. The production was funded by $19.4m Series PA Preferred Units and $45.6m Preferred Units.

On December 2, 2025, the parties executed a First Amendment to the Asset Purchase Agreement pursuant to which the buyer paid an additional $0.25 million in consideration in exchange for the removal of all warranties except those related to fraud. The amendment was executed to reduce post-closing indemnity and warranty exposure for the Company.

Before distribution to investors, the following mandatory expenses were deducted: Transaction costs of $3.2 million, Taxes of $0.4 million, and Creditors of $0.6 million. The wind-down total expenditures amounted to $0.25 million. The total of these deductions is $4.45 million. The Net Distributable proceeds is $73.45 million.

In accordance with the operating agreement, $24.2m, $46.7m, and $0m are the calculated liquidation distributions to Series PA, Preferred, and Common units, respectively. Before the final liquidation was approved, the Company repurchased the Series PA Units for $24.2m and 30.6m of the total 44.9m Preferred Units for $33.7m. The Company is in the process of paying the approved liquidation distribution to all Crowd Investors.

Following the completion of this transaction, the Company retained no operating film assets and commenced a formal wind-down process.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements, the related notes, and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties.

2.1 Overview

During the fiscal period ended October 31, 2025, the Company completed active film production operations and shifted its focus to monetizing intellectual property assets, converting equity, redeeming Series PA Preferred Units, declaring a final liquidation dividend, and commencing dissolution.

2.2 Dissolution and Going Concern

On November 7, 2025, the Board of Managers and the Majority Members approved a Joint Written Consent and adopted a formal Plan of Dissolution and Winding Up. In connection with this approval, management determined that the sale of the Company’s intellectual property assets represented the most prudent strategic course of action under prevailing market conditions. The Board and the Members further concluded that, following the completion of the asset sale, an orderly dissolution and distribution of proceeds would be in the best interests of the Company and its Members.

2.3 Operating Results

For the period January 1, 2025, through October 31, 2025, the Company recorded a gain on sale of intellectual property assets of $21m and royalty income of $0.2m. Operating expenses totaled $5.4m, primarily consisting of legal and professional fees associated with litigation settlements and transaction execution. Net gain before dividend amounted to $15.9m. A final liquidation distribution of $15.9m was approved and recorded.

2.4 Management evaluation of the operating results

During the 2025 Period, the Company recognized a gain on the sale of intellectual property of $21m. This gain resulted from derecognition of production assets upon completion of the asset sale and was the primary driver of net income for the period.

Net income for the 2025 Period was $15.9m, compared to a net loss of $1.5m for 2024. Excluding the gain on sale of intellectual property, the Company would have reported a net loss. Net income for the 2025 Period does not represent recurring profitability.

2.5 LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 2025, the Company held cash and cash equivalents of $50.2m. Investments in production were sold on October 7, 2025 to Giant Slayer Media LLC (and thereby reduced to zero in our financial statements). A liquidation distribution payable and buy-back of preferred units payable of $15.7m and $33.6m, respectively, was recorded. Members’ equity totaled $0.5m following equity conversions and redemptions.

ITEM 3. MANAGERS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The Company’s executive officers, board of managers, and significant employees or contractors are as follows as of February 15, 2026:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Sanet Kritzinger	Co-Founder, Executive Manager	52	Appointed to an indefinite term of office in September 2021	Full-time
Osment Philip Cunningham	Co-Founder, Executive Manager	56	Appointed to an indefinite term of office in September 2021	Full-time
Bernardus Johannes Lans	Company Secretary and Chief Financial Officer	47	Appointed to an indefinite term of office in November 2021	Full-time
Stuart Gerald Baxter	Commercial Advisor	64	February 2025 to October 2025	Two days per month

As of October 31, 2025, executive officers and managers were retained primarily for compliance, reporting, and dissolution purposes. No new executive appointments were made during the fiscal period.

COMPENSATION OF MANAGERS AND EXECUTIVE OFFICERS

For the fiscal period ended October 31, 2025, executive officers and managers were not compensated.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

As of February 15, 2026, the following table sets out Slingshot Productions’ voting securities owned by our executive officers, managers, and other persons holding more than 10% of the Company's voting securities.

Name of Beneficial Owner	Address of beneficial owner	Number of Units and nature of beneficial ownership (2)	Percent of voting units (1)
Slingshot Productions Limited (3)	Level 3 Alexander House 35, Cybercity, Ebene, 72201, Mauritius	29,696,075 Common Units	58.92%

The Gideon Trust (4)	Charter Place, 23/27 Seaton Place St Helier Jersey JE1 1JY	20,703,925 Common Units	41.07%
		50,400,000	100%

Notes:

(1) Based on a total of 50,400,000 Units with voting rights, consisting of Common Units.

(2) All Units are directly held.

(3) Slingshot Productions Limited is part of the A2G Group of companies, with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the beneficiaries of the A2G Managers Trust.

(4) Pirunico Trustees (Jersey) Limited is the trustee of The Gideon Trust, and Osment Philip Cunningham is the beneficiary of The Gideon Trust.

The following transactions applied to the 2025 financial period:

Beneficial Owner		Number of units
		Common Units	Preferred Units	Series PA Preferred Units
Slingshot Productions Limited	Opening balance	29,696,075	30,600,000	-
	Loan conversion (6)	-	-	14,488,768
	Repurchased (8)	-	-30,600,000	-14,488,769
	Closing balance	29,696,075	-	-
The Gideon Trust	Opening and Closing Balance	20,703,925	-	-
Sanet and Frederik Kritzinger	Opening balance	-	-	-
	Loan conversion (5)	-	-	12,188,644
	Repurchased (7)	-	-	-12,188,644
	Closing balance	-	-	-

During 2025, the Company completed significant equity restructuring.

(5) The Kritzinger loan was converted into 12,188,644 Series PA Preferred Units at $1 per unit.

(6) The Slingshot Productions Limited loan of $7,244,384 was converted into 14,488,768 Series PA Preferred Units at $0.50 per unit.

(7) The Company repurchased all $1 Series PA Preferred Units at $1.25 per unit.

(8) The Company repurchased all $0.50 Series PA Preferred Units at $0.625 per unit.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

 Sunrise Animation Studios

The Company was under contract with Miombo Enterprises (Pty) Ltd t/a Sunrise Animation Studios (“Sunrise”), a related party and an animation studio based in Cape Town, South Africa, with respect to the development and creation of DAVID. Osment Philip Cunningham is the co-owner of Sunrise, a member of the Company's Board of Managers, and the ultimate beneficial owner of The Gideon Trust, which owns 41.07% of the Company's voting rights. The Company paid $15.7m and $3.7m during the 2024 financial year and the 2025 financial period, respectively, for production services.

A2G Managers Limited and Slingshot Productions Limited

The Company signed a service level agreement with A2G Managers Limited and Slingshot Productions Limited, which are part of the A2G Group of companies, with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the beneficiaries of the A2G Managers Trust. Slingshot Productions Limited owns 58.92% of the Company's voting rights, and Sanet Kritzinger is appointed to the Company's Board of Managers. The Company paid $420,000 and $350,000 in the 2024 financial year and 2025 financial period, respectively, for these services.

The $7.2m bridge facility with Slingshot Productions Limited was converted into 14,488,768 Series PA Preferred Units at $0.50 each for a total of $7,244,384. These units were then repurchased by the Company at $0.625 per unit. The repurchase consideration was determined with reference to the estimated liquidation distribution per unit that holders would have been entitled to receive under the Company’s Operating Agreement had such liquidation provisions been applied to these units.

Slingshot Productions Limited, which is part of the A2G Group of companies, with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the beneficiaries of the A2G Managers Trust. Slingshot Productions Limited owns 58.92% of the Company's voting rights, and Sanet Kritzinger is appointed to the Company's Board of Managers.

Slingshot Productions Limited is the Company’s parent company and, as of February 15, 2026, owns 58.92% of the Company’s Common Units.

Frederik Christoffel Kritzinger and Sanet Kritzinger

The approximately $12 million bridge facility provided by Frederik Christoffel Kritzinger and Sanet Kritzinger was converted, at the election of the lenders and in accordance with the terms of the underlying loan agreement, into Series PA Preferred Units at a conversion price of $1.00 per unit, representing an aggregate conversion amount of $12,188,643.58.

Subsequently, the Company repurchased these Series PA Preferred Units at a price of $1.25 per unit. The repurchase consideration was determined with reference to the estimated liquidation distribution per unit that holders would have been entitled to receive under the Company’s Operating Agreement had such liquidation provisions been applied to these units.

Frederik Christoffel Kritzinger and Sanet Kritzinger are the beneficiaries of the A2G Managers Trust. A2G Managers Trust is the sole ultimate holding entity of the A2G Group of Companies. Slingshot Productions Limited is part of the A2G Group of companies, which owns 58.92% of the Company's voting rights. Sanet Kritzinger is appointed to the Company's Board of Managers.

These transactions under item 5 were approved by the Board and Majority Members and executed at values consistent with contractual agreements.

ITEM 6. OTHER INFORMATION

During the fiscal period ended October 31, 2025, the Company undertook several significant corporate, contractual, and structural actions. Each of the matters described below was reviewed by management and approved by the Board of Managers and/or the requisite majority of Members in accordance with the Company’s Operating Agreement and applicable Delaware law.

Termination of 5&2 Distribution Services Agreement

On October 7, 2025, the Company formally terminated the Exclusive Distribution Services Agreement previously entered into with 5&2 Studios, Inc. The termination followed management’s determination that no binding distribution agreement had been executed with a major studio or global distribution partner within the anticipated timeframe. The termination was effected in accordance with the contractual termination provisions and was intended to eliminate ongoing service fees and contractual obligations that were no longer aligned with the Company’s revised strategic direction.

Execution of Asset Purchase Agreement – Sale of Intellectual Property

On October 7, 2025, the Company executed an Asset Purchase Agreement (“APA”) with Giant Slayer Media LLC for the sale of substantially all of the Company’s intellectual property and related assets associated with the animated feature film DAVID, the Young DAVID series, demo materials, trademarks, ancillary rights, and all derivative and exploitation rights in all media worldwide. The aggregate purchase price under the APA was $77,917,159.92 in cash. The transaction constituted the disposition of substantially all of the Company's operating assets and marked a strategic transition from an operating production entity to a monetization and wind-down phase.

Amendment to Asset Purchase Agreement

On December 2, 2025, the parties executed a First Amendment to the APA. Under this amendment, the buyer agreed to pay an additional $250,000 in consideration for the removal of all seller warranties and guarantees, except those relating to fraud. The purpose of this amendment was to reduce the Company’s post-closing indemnification and warranty exposure, thereby limiting contingent liabilities and facilitating a cleaner exit and dissolution process.

Settlement of Angel Studios Litigation

As part of the closing conditions and overall transaction structure for the asset sale, the Company entered into a confidential dismissal and mutual release agreement that settled all outstanding litigation and claims involving Angel Studios, Inc. The settlement provided for the dismissal of claims with prejudice, with each party bearing its own legal costs, and removed a significant legal uncertainty that had previously impacted the Company’s financial and operational outlook.

Change in Fiscal Year End

The Company’s fiscal year-end was formally changed from December 31 to October 31, effective for the 2025 reporting period. This change was approved by management and the Members and was implemented to better align the Company’s reporting cycle with the timing of the asset sale, equity restructuring, and dissolution activities, thereby providing a clearer financial presentation for stakeholders.

Repurchase of Series PA Preferred Units

On October 27, 2025, the Company repurchased all outstanding Series PA Preferred Units at $1.20 per $1.00 of unit value. This redemption price was consistent with the amount that would have been distributable to the Series PA class under the Company’s Operating Agreement in a liquidation scenario. The repurchase resulted in the complete elimination of the Series PA Preferred class from the Company’s capitalization table and simplified the equity structure ahead of final distributions and dissolution.

Approval of Final Liquidation Distribution

The Board of Managers and the requisite Members approved a final liquidation distribution to holders of Preferred Units in the amount of $1.09 for each $1.00 invested. The distribution will be made from the proceeds from the asset sale after reserving funds for indemnification obligations, professional fees, taxes, and wind-down expenses. The distribution was recorded as a liability as of October 31, 2025, and was intended to substantially return capital and agreed 9.9% return to Preferred Unit holders.

Approval of Dissolution and Liquidation Plan

On November 7, 2025, management, the Board of Managers, and all voting Members approved the formal dissolution of Slingshot USA, LLC and adopted a comprehensive Plan of Dissolution and Winding Up. The plan authorized the orderly cessation of business operations, settlement of outstanding liabilities, distribution of the remaining assets to Members in accordance with the Operating Agreement, and filing a Certificate of Cancellation with the Delaware Secretary of State upon completion of the wind-down process. This approval marked the final strategic step in transitioning the Company from an operating entity to a dissolved entity focused solely on completing statutory and financial closure obligations.

The Company currently anticipates that this report will constitute its final periodic report filed with the U.S. Securities and Exchange Commission. Upon completion of the wind-down and satisfaction of applicable conditions, the Company expects to file a Form 1-Z or other appropriate notice to terminate or suspend its reporting obligations. However, the Company reserves the right to file such additional reports as may be required by applicable law or deemed necessary or appropriate in connection with the liquidation process. No assurance can be given as to the timing of the completion of the wind-down, the amount of any distributions, or the ultimate resolution of all claims and contingencies.

ITEM 7. FINANCIAL STATEMENTS

Slingshot USA, LLC t/a Slingshot Productions®

A Delaware Limited Liability Company

Audited Financial Statements

October 31, 2025

Slingshot USA, LLC t/a Slingshot Productions®

A Delaware Limited Liability Company

Financial Statements and Independent Auditor’s Report

October 31, 2025, and December 31, 2024

Slingshot USA, LLC t/a Slingshot Productions®

TABLE OF CONTENTS

Page

INDEPENDENT AUDITOR’S REPORT	F-1 – F-2

FINANCIAL STATEMENTS AS OF OCTOBER 31, 2025, AND DECEMBER 31, 2024, AND FOR THE PERIOD FROM JANUARY 1, 2025 TO OCTOBER 31, 2025 AND THE YEAR ENDED DECEMBER 31, 2024:

Balance Sheets	F-3

Statements of Operations	F-4

Statements of Changes in Members’ Equity	F-5

Statements of Cash Flows	F-6

Notes to Financial Statements	F-7 – F-20

Independent Auditor’s Report

INDEPENDENT AUDITORS’ REPORT

To Management and Members of Slingshot USA, LLC

Opinion

We have audited the accompanying financial statements of Slingshot USA, LLC (the Company), which comprise the balance sheets as of October 31, 2025 and December 31, 2024, and the related statements of operations, statements of changes in members’ equity, and statements of cash flows for the period from January 1, 2025 to October 31, 2025 and for the year ended December 31, 2024, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the period from January 1, 2025 to October 31, 2025 and for the year ended December 31, 2024, in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, on November 7, 2025 the formal dissolution of the Company was approved, and a plan of dissolution and winding up was adopted. This approval marked the transition of the Company from operations to completing statutory and financial closure obligations. These plans raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with US GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

F-1

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audits.

February 27, 2026

F-2

Slingshot USA, LLC t/a Slingshot Productions®
Balance Sheets
As of October 31, 2025, and December 31, 2024

	Notes	As of October 31, 2025	As of December 31, 2024
ASSETS
Current assets:
Cash		$50,223,118	$131,851
Accounts receivable		-	-
Prepaid expenses and other		1,731	8,781
Total current assets		50,224,849	140,632

Non-current assets:
Investments in production, net	6	-	54,884,601
Prepaid expenses		-	100,000
Total non-current assets		-	54,984,601
TOTAL ASSETS		$50,224,849	$55,125,233

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Trade and other payables		$319,633	$139,099
Accounts payable to a related party	5	-	5,000
Accounts payable to parent company –unit repurchase	5	33,680,824	-
Interest accrued to a related party	7	-	911,781
Interest accrued to parent company	7	-	10,417
Liquidation distribution payable	8	15,710,968	-
Share subscription liability		-	3,000,000
Short-term loan from related party		-	11,062,714
Short-term loan parent company	7	-	1,500,000
Total current liabilities		49,711,425	16,629,011

Members' equity:
Common units, no par, 90,000,000 authorized, 50,400,000 issued and outstanding at October 31, 2025 and December 31, 2024	4	-	-
Series PA preferred units, no par, 45,000,000 authorized, none issued and outstanding at October 31, 2025 and December 31, 2024	4	-	-
Preferred units, no par, 90,000,000 authorized, 12,575,876 and 42,834,081 issued and outstanding at October 31, 2025 and December 31, 2024, respectively	4	13,090,517	43,362,348
Accumulated deficit		-12,577,093	-4,866,126
Total members' equity		513,424	38,496,222
TOTAL LIABILITIES AND MEMBERS’ EQUITY		$50,224,849	$55,125,233

See the accompanying notes, which are an integral part of these financial statements.

F-3

Slingshot USA, LLC t/a Slingshot Productions® Statements of Operations
For the period from January 1, 2025 to October 31, 2025, and the year ended December 31, 2024

	Note	For the period from January 1, 2025 to October 31, 2025	For the year ended December 31, 2024
Royalties		$200,130	$-

Operating expenses:
Advertising		-	47,241
Bad debt expense		-	33,349
Bank service charges		736	1,848
DE franchise tax		-	300
Foreign exchange loss		-	265
Insurance expense		38,454	41,959
IT costs		4,189	2,844
Legal expenses		4,270,310	413,314
Management fees		-	230,000
Professional fees		474,718	684,894
Travel expenses		90,389	71,286
Withholding taxes		438,437	-
Total operating expenses		5,317,233	1,527,300
Loss from operations		-5,117,103	-1,527,300

Gain on sale of intellectual property		21,034,225	-

Income (loss) before income tax provision		15,917,122	-1,527,300

Income tax provision	9	-	-
Net income (loss)		$15,917,122	$-1,527,300

See the accompanying notes, which are an integral part of these financial statements.

F-4

Slingshot USA, LLC t/a Slingshot Productions®
Statements of Changes in Members’ Equity
For the period from January 1, 2025 to October 31, 2025, and the year ended December 31, 2024

	Number of Common Units (1)	Number of Preferred Units	Preferred Units Amount	Number of Series PA Preferred Units	Series PA Preferred Units Amount	Accumulated Deficit	Total Members' Equity
Balance at December 31, 2023	50,400,000	41,802,504	$41,840,187	-	-	$-3,338,826	$38,501,361
Preferred unit issuances:
Regulation A+ (and exercise of associated warrants) – No par, $1 - $1.25 issue	-	996,577	1,594,800	-	-	-	1,594,800
Offering costs	-	-	-107,639	-	-	-	-107,639
Stock-based compensation	-	35,000	35,000	-	-	-	35,000
Net loss	-	-	-	-	-	-1,527,300	-1,527,300
Balance at December 31, 2024	50,400,000	42,834,081	$43,362,348	-	-	$-4,866,126	$38,496,222

Preferred unit issuances:
Regulation A+ (and exercise of associated warrants) – No par, $1.25 - $1.65 issue	-	341,795	527,372	-	-	-	527,372
Offering costs	-	-	-177,203	-	-	-	-177,203
Loans converted (2)	-	-	-	26,677,412	$19,433,028	-	19,433,028
Liquidation Distribution (5)	-	-	-	-	-	-15,710,969	-15,710,969
Units repurchased (3)				-26,677,412	-19,433,028	-4,858,296	-24,291,324
Units repurchased (4)		-30,600,000	-30,622,000	-	-	-3,058,824	-33,680,824
Net income	-	-	-			15,917,122	15,917,122
Balance at October 31, 2025	50,400,000	12,575,876	$13,090,517	-	-	$-12,577,093	$513,424

(1)	Common Units are all carried at $0.
(2)	Terms loans were converted to Series PA Preferred Units in accordance with the underlying loan agreements.
(3)	The Series PA Preferred Units were repurchased at $1.25 per $1 unit and $0.625 per $0.50 unit.
(4)	Preferred Units were repurchased at $1.09 per $1 unit.
(5)	Liquidation distribution of $1.09 was approved for every $1 invested.

See the accompanying notes, which are an integral part of these financial statements.

F-5

Slingshot USA, LLC t/a Slingshot Productions®
Statements of Cash Flows
For the period from January 1, 2025 to October 31, 2025, and the year ended December 31, 2024

	For the period from January 1, 2025 to October 31, 2025	For the year ended December 31, 2024
Cash flows from operating activities
Net income (loss)	$15,917,122	$-1,527,300
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Stock-based compensation	-	35,000
Gain on sale of intellectual property	-21,034,225
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	-	80,590
(Increase)/decrease in prepaid expenses and other	107,050	-94,233
Increase/(decrease) in trade and other payables	-958,734	85,485
Increase/(decrease) in payables to a related party	2,300,786	-12,500
Increase/(decrease) in payables to parent company	-	-70,000
Increase/(decrease) in accrued interest to parent company	-	10,417
Net cash used in operating activities	-3,668,001	-1,492,541

Cash flows from investing activities
Proceeds on sale of intellectual property	77,917,160	-
Investments in productions	-3,724,208	-14,818,573
Net cash provided by (used in) investing activities	74,192,952	-14,818,573

Cash flows from financing activities
(Increase)/decrease in share subscription liability	-	3,000,000
Proceeds from issuance of preferred units, net of offering costs	350,169	1,487,161
Proceeds from short-term loan from related party	-	10,262,714
Proceeds from short-term loan from parent company	3,700,000	1,500,000
Payments on short-term loans from related party	-192,569	-
Units buy-back	-24,291,284	-
Net cash provided by (used in) financing activities	-20,433,684	16,249,875

Net change in cash	50,091,267	-61,239

Cash at beginning of period	131,851	193,090
Cash at end of period	$50,223,118	$131,851

Supplemental Disclosure of Non-Cash Financing Activities:
Accrued interest to related party for financing investments in productions	$539,260	$908,003
Conversion of related-party and parent-company loans into Series PA Preferred Units	19,433,028	-
Units buyback recorded as accounts payable to parent company	33,680,824	-
Liquidation distribution payable	15,710,969	-

See the accompanying notes, which are an integral part of these financial statements.

F-6

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Slingshot USA, LLC (the “Company” or “Slingshot”) is a limited liability company organized in the State of Delaware on September 14, 2021. The Company elected to be taxed as a C corporation for U.S. federal income tax purposes. Member liabilities are limited to their respective equity contributions. All amounts are presented in United States Dollars (“USD”).

The Company was originally formed to develop, produce, and monetize animated motion picture content and related intellectual property. The Company’s principal projects were the Young DAVID animated short-form series and the DAVID animated feature film, together with related derivative, music, merchandising, and ancillary rights.

Young DAVID Series

The Young DAVID series comprises five short, animated episodes that explore David's youth shortly before his anointing as King of Israel. Each episode is approximately five minutes in duration. The five episodes are titled Warrior, King, Shepherd, Poet, and Worshiper. Production of the series was completed in 2024. The Company also produced a compilation titled the Young DAVID Special, which combines the five episodes into a single production for expanded distribution. Prior to the disposition of the Company’s intellectual property assets, the series was made available for streaming through various digital platforms.

DAVID Feature Film

The animated feature film DAVID was completed in 2025. The Company engaged Miombo Enterprises (Pty) Ltd t/a Sunrise Animation Studios (“Sunrise”), a related-party animation studio based in Cape Town, South Africa, for substantial portions of the animation and production work. The production involved a global creative workforce of artists, animators, musicians, and filmmakers across multiple jurisdictions. The project’s music production included contributions from Grammy Award-winning Executive Music Producer Jason Halbert and songwriter Jonas Myrin.

Disposition of Intellectual Property and Change in Operations

On October 7, 2025, the Company entered into an Asset Purchase Agreement for the sale of substantially all of its intellectual property and related assets associated with the DAVID and Young DAVID projects, including all derivative and ancillary rights. Following the completion of this transaction, the Company no longer retained operating film or media assets and ceased active production and distribution activities.

Subsequent to the asset sale, the Company’s activities were limited to equity restructuring, settlement of outstanding obligations, administration of a final liquidation distribution, and the implementation of a formal plan of dissolution and winding up. Accordingly, as of October 31, 2025, the Company’s primary purpose had transitioned from content production to asset realization and corporate wind-down.

NOTE 2: GOING CONCERN

On November 7, 2025 the formal dissolution of the Company was approved, and a plan of dissolution and winding up was adopted. This approval marked the transition of the Company from operations to completing statutory and financial closure obligations. These plans raise substantial doubt about the Company’s ability to continue as a going concern. Remaining proceeds from the sale of intellectual property in cash as of October 31, 2025 are expected to provide sufficient cash resources to settle outstanding liabilities, fund professional and legal expenses, repurchase certain equity classes, and approve a final liquidation distribution to Members.

The Company currently anticipates that this report will constitute its final periodic report filed with the U.S. Securities and Exchange Commission. Upon completion of the wind-down and satisfaction of applicable conditions, the Company expects to file a Form 1-Z or other appropriate notice to terminate or suspend its reporting obligations. However, the Company reserves the right to file such additional reports as may be required by applicable law or deemed necessary or appropriate in connection with the liquidation process. No assurance can be given as to the timing of the completion of the wind-down, the amount of any distributions, or the ultimate resolution of all claims and contingencies.

F-7

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS

As of October 31, 2025, the Company’s primary uses of liquidity were limited to:

•	settlement of trade and professional payables,
•	equity redemptions and repurchases,
•	administration of the liquidation distribution, and
•	costs associated with dissolution and statutory compliance.

The Company no longer incurs production or marketing expenditures related to film development. Financing activities following the asset sale were limited to equity restructuring transactions rather than operational funding.

Litigation and Financing Activities

Legal matters that had previously contributed to liquidity uncertainty were resolved through the asset disposition transaction. The Company did not pursue additional external financing following the completion of the asset sale, and no further capital-raising activities are anticipated as the Company proceeds toward final dissolution.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements are presented in accordance with US GAAP.

Reclassification

Certain amounts in the financial statements for the year ended December 31, 2024, have been reclassified to conform to the presentation for the period ended October 31, 2025.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Receivable and Allowance for Credit Losses

Accounts receivable are initially recognized at their transaction price and subsequently measured at amortized cost, adjusted for any loss allowance. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance, and current economic conditions. Credit losses are measured on a collective or individual basis using the expected credit loss model, as prescribed by ASC 326. This model focuses on the estimation of all expected credit losses over the life of the receivables, reflecting both historical experience, current conditions, and reasonable and supportable forecasts.

An allowance for credit losses will be maintained to present the net amount expected to be collected. The allowance is a valuation account that is deducted from the amortized cost of the receivables to present the net carrying value at the amount expected to be collected. Changes in the credit loss allowance are recorded through credit loss expense in the income statement. No allowances for credit losses were established as of October 31, 2025 and December 31, 2024.

Receivables are written off against the allowance for credit losses when deemed uncollectible. This decision is based on factors such as prolonged delinquency, customer bankruptcy, or other indicators of financial distress.

Recoveries of amounts previously written off are recorded as credits to the allowance for credit losses in the period when the recovery occurs. This policy is intended to ensure that receivables are reported at amounts that reflect the expected collectability of outstanding balances, while providing transparency into credit risk and changes in the estimate of future cash collections.

F-8

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS

The policy will be reviewed annually and updated as necessary to reflect changes in financial reporting standards, economic conditions, and the entity's risk assessment and management practices.

During the 2024 financial year, the Company wrote off $33,349 of royalties receivable from Angel Studios Inc. (“Angel”) when the distribution agreement was terminated.

Investments in Production

The Company historically accounted for film and episodic production costs in accordance with ASC 926, Entertainment—Films (“ASC 926”). Filmed entertainment costs consisted of capitalized production costs, development costs, production overhead, and capitalized interest, net of any amounts received from outside investors or co-production partners.

Capitalization and Amortization Policy (Prior to Sale of Intellectual Property)

Prior to the sale of its intellectual property assets in October 2025, the Company capitalized direct production costs associated with the DAVID feature film and the Young DAVID series. Capitalized film and television production costs were subject to amortization using the individual-film-forecast-computation method, whereby amortization and participation costs were recognized in proportion to the ratio of current period revenues to estimated Ultimate Revenue for each title.

Ultimate Revenue represented management’s estimate of total revenue to be earned from a title over a period not exceeding ten years from the initial release date and included theatrical, streaming, licensing, merchandising, and ancillary revenue channels. Estimates of Ultimate Revenue were based on available distribution data, contractual minimum guarantees, market performance indicators, comparable industry benchmarks, and management’s historical experience with similar projects.

Estimates and Judgments

Management periodically reviewed and revised Ultimate Revenue estimates and anticipated participation and residual costs in the ordinary course of business. Revisions to Ultimate Revenue estimates resulted in prospective adjustments to amortization rates. A reduction in Ultimate Revenue estimates increased amortization expense, while increases in Ultimate Revenue reduced the amortization rate. These estimates required significant judgment and were inherently uncertain, particularly prior to the initial theatrical release.

Impairment Evaluation

The Company evaluated capitalized production costs for impairment whenever events or changes in circumstances indicated that the carrying amount of a title might not be recoverable. Indicators of impairment included, but were not limited to:

•	material delays in completion or release,
•	significant cost overruns,
•	underperformance in key distribution markets,
•	adverse changes in distribution arrangements, and
•	revisions to Ultimate Revenue estimates.

When impairment indicators were present, the Company estimated the fair value of the title using a discounted cash flow methodology based on projected future net cash inflows, market participant assumptions, and a risk-adjusted discount rate. If the carrying value exceeded fair value, the excess was recorded as an impairment charge within operating expenses.

F-9

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS

2025 Sale of Intellectual Property, and Impact on Accounting Policies

On October 7, 2025, the Company completed the sale of substantially all of its intellectual property and production-related assets, including the DAVID feature film and the Young DAVID series. As a result of this transaction:

•	All investments in production balances were derecognized upon sale,
•	The Company no longer held filmed entertainment assets subject to ASC 926 amortization,
•	Future amortization, participation, and impairment assessments under ASC 926 ceased after the date of sale.

The derecognition of investments in production resulted in the recognition of a gain on the sale of intellectual property during the fiscal period ended October 31, 2025. Following the asset sale, the Company’s operations transitioned to equity restructuring, settlement of liabilities, and implementation of a formal plan of dissolution and winding up.

Impairments and Write-Downs

No impairment charges were recorded during the fiscal year ended October 31, 2025, or the year ended December 31, 2024. The carrying value of investments in production was recovered through the sale of intellectual property in 2025.

 Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments in accordance with ASC 820, Fair Value Measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Financial Accounting Standards Board (“FASB”) establishes a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date. Examples include exchange-traded equity securities and publicly traded financial instruments.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Examples include quoted prices for similar assets in active markets or identical assets in inactive markets.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement. These valuations generally require management judgment and may use discounted cash flow models or other valuation techniques.

As of October 31, 2025, the Company did not hold financial instruments that were required to be measured at fair value on a recurring or non-recurring basis. The carrying amounts of cash, accounts payable, distribution payable, and other short-term financial instruments approximate their fair values due to the short-term nature of these instruments.

F-10

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS

Concentrations of Credit Risks

-	Cash

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high-credit-quality financial institutions. At times, balances may exceed federally insured limits. Management monitors the financial condition of the institutions in which deposits are held and believes credit risk exposure is limited.

-	Distribution and servicing arrangements

Historically, the Company entered into distribution and servicing arrangements with third-party distributors. During 2025, prior contractual distribution relationships were terminated, and all intellectual property and related distribution rights were subsequently sold as part of the Company’s Asset Purchase Agreement dated October 7, 2025. As a result, the Company no longer maintains active distribution or servicing arrangements and is not exposed to ongoing distribution credit risk as of October 31, 2025.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which establishes a five-step model for revenue recognition:

•	Identify the contract with a customer
•	Identify performance obligations
•	Determine the transaction price
•	Allocate the transaction price to performance obligations
•	Recognize revenue when or as performance obligations are satisfied

Revenue Streams During 2025

During the fiscal year ended October 31, 2025, the Company’s revenues consisted primarily of:

•	Royalties from pre-existing licensing and distribution arrangements earned prior to the sale of intellectual property.

Following the sale of intellectual property in October 2025, the Company ceased generating recurring distribution, merchandising, or contribution-based revenues. Revenue recognition activities subsequent to the sale of intellectual property were limited and non-operational in nature.

Contribution Revenue

Under the Angel agreement, the Company generated royalty revenues from funds received under a non-reciprocal agreement with Angel for donation proceeds received by Angel to be used in furtherance of the purposes of the Company, which include the production (and related costs) of the Young David series, and the DAVID feature film.

Contributions received from voluntary donations pursuant to the agreement with Angel generate a royalty and are reported as Contribution revenues in the statement of operations in accordance with ASC Topic 958, Not-for-Profit Entities, being a core source of revenue from the Young David series and used to market and distribute the Young David series, and to produce (and eventually market and distribute) the DAVID movie.

Revenue from these contributions is recognized in the period that the Company receives the royalties from contributions in accordance with ASC 958, as the contributions received under the agreement are non-exchange transactions and are not subject to conditions or restrictions.

F-11

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS

Merchandise Revenue

The Company received royalties from DAVID merchandise sold by Angel in accordance with the Content Distribution Agreement – mainly clothing and books. Royalty revenue is recognized when the customer receives and pays for the merchandise. The Company does not own or maintain the merchandise inventory. Angel manages merchandise sales, and all merchandise inventory is owned by Angel.

The following table presents the Company’s royalty revenue disaggregated by merchandise revenues and contribution revenues:

	October 31, 2025	December 31, 2024
Royalties earned on Merchandise	$-	-
Royalties earned on Contributions	200,130	-
	200,130	-

The Company does not anticipate any revenue subsequent to October 31, 2025 due to the sale of its intellectual property.

Unit-Based Compensation

The Company measures unit-based awards at grant-date fair value and recognizes compensation expense over the applicable vesting period on a straight-line basis. During the fiscal year ended October 31, 2025, unit-based compensation activity was $0.

Offering Costs

Offering costs were accounted for in accordance with ASC 340-10-S99-1. Costs directly attributable to capital-raising activities were capitalized and recorded as deferred offering costs until the completion of the offering, at which time they were charged to Members’ equity. Costs related to offerings that were not completed were expensed.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates expected to apply in the periods in which the differences reverse. Valuation allowances are recorded when it is more-likely-than-not that deferred tax assets will not be realized.

The Company evaluates uncertain tax positions using a two-step recognition and measurement process and records liabilities for positions that do not meet the “more-likely-than-not” threshold. Management believes that no material uncertain tax positions exist as of October 31, 2025. The Company’s tax positions remain subject to examination by applicable taxing authorities; however, management does not anticipate that the outcome of such examinations would have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

NOTE 4: MEMBERS’ EQUITY

The Company has issued three types of units, namely Common, Preferred, and Series PA Preferred. "Unit" means a portion of the Company's Membership Interests, including any Common, Preferred and Series PA Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

F-12

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS

“Series PA Preferred Units” means the Units of the Company that have the same rights as those held by the Common Unit holders, except that: (a) the Series PA Preferred Units do not carry a right to vote, govern, or actively participate in the Company’s acts, and any reference to the vote of the Members or a Majority Vote excludes the Series PA Preferred Unit holders, with the exception if a Series PA Preferred Unit holder also holds Common Unit(s); and (b) the Series PA Preferred Units include a right to preferred distributions as set forth in the ”Distribution heading” below.

To clarify, the Series PA Preferred Units shall carry the same rights as Common Units, should the holder hold at least 1 (one) Common Unit.

"Preferred Units" means Units of the Company that have the same rights as those held by the Common Unitholders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company’s acts, and any reference to the vote of the Members or a Majority Vote excludes the Preferred Unit holders, with the exception if a Preferred Unit holder also holds Common Unit(s) (b) the Preferred Units include a right to preferred distributions as set forth in the “Distribution” heading below, and (c) the Preferred Units only contain a certain right to information as required to be filed on an annual basis pursuant to 17 CFR 227.202. To clarify, Preferred Units will carry the same rights as Common Units should the holder hold at least 1 (one) Common Unit.

Distribution

Before making any distributions to the Preferred and Common Unitholders, the Company shall first distribute to Series PA Preferred Unit holders until they receive a cumulative return of one hundred twenty-five percent (125%) of their initial capital contribution. Then, before making any distributions to the Common Unitholders, the Company shall distribute to the Preferred Unit holders until they receive a cumulative return of one hundred twenty percent (120%) of their initial capital contribution. Once the Preferred Unit and Series PA Preferred Unit holders have received a total of one hundred twenty percent (120%) or one hundred twenty five percent (125%), respectively, of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member's Membership Interest.

The Company completed all crowdfunding activities by July 2025 and below is a summary thereof, also indicating the funding obtained from 3rd parties and related party, Slingshot Productions Limited:

Regulation	Investor	Number of Units	USD
CF	Crowd	5,219,736	5,219,736
D	Crowd	1,469,500	1,475,000

A+	Crowd	5,886,640	7,597,507
A+	Slingshot Productions Limited	11,000,000	11,020,000
	Total Reg A+	16,886,640	18,617,507

Total Crowd Funding		23,575,876	25,312,243

Common and Preferred Unit par values and units authorized, issued, and outstanding are reported in the following table and do not have a Par value;

	October 31, 2025	December 31, 2024
Units Authorized
Common units	90,000,000	70,000,000
Preferred units	90,000,000	60,000,000
Series PA Preferred units	45,000,000	-
Units issued and outstanding
Common units	50,400,000	50,400,000
Preferred units	12,575,876	42,834,081
Series PA Preferred units	-	-

F-13

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS

NOTE 5: RELATED PARTY TRANSACTIONS

Relationship with Slingshot Productions Limited

Slingshot Productions Limited (“SPL”) is the Company’s parent and controlling member and, accordingly, is considered a related party. Certain directors and officers of the Company also serve as directors or officers of SPL. Transactions between the Company and SPL were conducted in the ordinary course of business or as part of formal restructuring and settlement arrangements approved by the Board of Managers and the requisite Members in accordance with the Company’s Operating Agreement.

Formation Transactions and Transfer of Intellectual Property

Upon formation of Slingshot USA, LLC in September 2021, the Company acquired certain intellectual property rights, development materials, and production-related intangible assets associated with the DAVID and Young DAVID projects from SPL. In consideration for these assets, the Company issued:

•	50,400,000 Common Units, and
•	19,600,000 Preferred Units

to SPL.

Because the transaction occurred between entities under common control, the assets transferred were recorded at carry-over historical cost in accordance with U.S. GAAP guidance for common-control transactions. As a result, the Common Units were recorded at a carrying value of $0, and the Preferred Units were recorded at $19,600,000, representing the historical production cost basis of the transferred assets rather than fair value.

Related-Party Loans and Financial Distress

During 2023 through early 2025, SPL provided working capital and production funding to the Company through shareholder and related-party loan facilities. These loans were used primarily to finance animation production, development costs, and operating expenditures associated with the DAVID feature film and the Young DAVID series.

During the 2025 fiscal year, the Company experienced significant liquidity constraints arising from slower-than-expected crowdfunding, macroeconomic and market uncertainty, and the call-up of foreign loans for repayment, production overruns, delays in distribution agreements, and ongoing legal and professional expenses. As a result, the Company was unable to service the scheduled repayment and interest obligations under certain related-party and shareholder loan agreements, including those with SPL and other related-party lenders. These conditions constituted financial distress and created uncertainty as to the Company’s ability to continue as an operating entity.

Conditional Settlement and Proposed IP Repurchase

In response to the Company’s liquidity challenges, SPL and the Company entered into a conditional settlement and restructuring arrangement during 2025. Under this arrangement, SPL agreed in principle to a potential repurchase of certain intellectual property assets from the Company, subject to the satisfaction of specified conditions precedent. The intent of this proposed repurchase was to stabilize the Company’s financial position and provide a pathway to resolve outstanding loan obligations.

However, the required conditions for the repurchase transaction were not fully satisfied, and the proposed transfer of intellectual property back to SPL did not ultimately occur. Accordingly, no repurchase transaction was recognized in the Company’s accompanying financial statements.

F-14

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS

Loan Modifications and Interest Waivers

Notwithstanding the cancellation of the conditional repurchase arrangement, SPL and other related lenders agreed to waive the accrual of further interest on outstanding loan balances and to amend the terms of their respective loan agreements to permit conversion into Series PA Preferred Units at the election of the lenders. These modifications were intended to reduce immediate cash-flow pressure on the Company and provide an equity-based resolution mechanism in lieu of cash repayment.

Management believes that these concessions represented a reasonable and commercially pragmatic resolution under the circumstances and were instrumental in allowing the Company to stabilize its capital structure, proceed with the sale of intellectual property on October 7, 2025, and implement an orderly wind-down and dissolution process. The terms of these modifications and associated contracts were approved by the Board of Managers and the requisite Members.

Amount due to parent company

As of October 31, 2025, and December 31, 2024, amounts payable to the Company’s parent entity, Slingshot Productions Limited, totaled $33,680,824 and $70,000, respectively.

The balance outstanding at October 31, 2025 relates to the repurchase and settlement of Series PA Preferred Units and Preferred Units held by the parent company as part of the Company’s capital restructuring and wind-down activities.

The balance outstanding at December 31, 2024 consisted principally of charges for accounting, administrative, and management support services, as well as reimbursement of operating expenses paid by the parent company on behalf of the Company in the ordinary course of business.

These balances are unsecured, non-interest bearing, and payable on demand unless otherwise agreed between the parties.

Amount due to manager of the company

An amount of $5,000 and $0 is due to a Manager of the Company for services delivered during 2024 and 2025, respectively.

The amounts are disclosed as follows on the balance sheet:

	October 31, 2025	December 31, 2024

Current accounts payable to a related party	$-	$5,000

Amounts paid to the parent company under a service agreement

The amounts are disclosed as follows on the income statement:

	October 31, 2025	December 31, 2024

Accounting, management and administrative expense	$350,000	$420,000

Reference to other related party transactions

Related party loans are disclosed in note 7. Related party production cost is disclosed in note 6.

F-15

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS

NOTE 6: INVESTMENTS IN PRODUCTION

Slingshot Productions Limited (“SPL”) is the Company’s parent and a related party. Upon formation of the Company in 2021, the Company acquired certain work-in-process intellectual property and film production assets associated with the DAVID project from SPL. The consideration for these assets consisted of the issuance of:

•	19,600,000 Preferred Units, and
•	50,400,000 Common Units

to SPL.

Because the transaction occurred between entities under common control, the Company accounted for the transfer at carry-over historical cost in accordance with U.S. GAAP. Accordingly, film production costs were recorded at $19,600,000, representing SPL’s historical carrying value, while additional intangible assets — including intellectual property rights, production art collections, audiovisual materials, and distribution-related agreements — were recorded at $0, reflecting their carry-over basis rather than estimated fair value.

For U.S. income tax purposes, management historically estimated the aggregate tax basis of the film costs and related intangible assets to approximate $70,000,000, representing management’s assessment of fair market value at the time of transfer. This tax basis did not impact the financial reporting carrying values.

On October 7, 2025, the Company completed the sale of substantially all intellectual property and production-related assets pursuant to an Asset Purchase Agreement. As a result of this transaction, all capitalized production balances were derecognized during the fiscal year ended October 31, 2025, and the Company no longer holds filmed entertainment assets.

The investment in production as of October 31, 2025, and December 31, 2024, consist of the following capitalized costs:

	October 31, 2025	December 31, 2024

Production costs paid to Miombo Enterprises (Pty) Ltd	$-	$53,943,260
Trademark costs	-	19,143
Interest expense	-	922,198
Total production cost capitalized	$-	$54,884,601

No impairment charges were recorded during the fiscal year ended October 31, 2025, or the year ended December 31, 2024. The carrying value of the production assets was fully recovered through the intellectual property sale transaction completed in October 2025. Following this sale, the Company ceased capitalization of production expenditures and transitioned its activities toward equity restructuring, settlement of obligations, and corporate wind-down.

NOTE 7: FINANCING ARRANGEMENTS

The Company entered into related-party financing arrangements during 2024 and 2025 to fund production, operating, and legal expenditures associated with the DAVID feature film and the Young DAVID series. These facilities were subsequently amended to provide conversion rights into equity and were ultimately settled through equity conversions and repurchases in connection with the Company’s intellectual property asset sale and wind-down activities.

$12 million Trade Facility

On November 12, 2024, the Company entered into a loan facility with related parties who are ultimate beneficial owners of the Company’s parent entity. The original principal commitment of $10,600,000 was amended on February 12, 2025, to increase the maximum facility amount to $12,000,000. The facility initially carried a 10% monthly compounded interest rate, with interest payable at the end of the term. The loan was secured by Preferred Units of the Company and was repayable on demand or otherwise matured on December 13, 2025.

F-16

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS

A subsequent amendment to the facility suspended the accrual of further interest effective February 2025 and introduced a conversion feature permitting the lender, at its sole election, to convert outstanding principal into Series PA Preferred Units at $1.00 per unit.

As of December 31, 2024, the unpaid principal balance under the facility was $11,062,715, with accrued interest payable of $911,781.

During the fiscal year ended October 31, 2025, the Lender exercised its contractual right to call the loan in accordance with the terms of the agreement. The Company was not in a financial position to repay the outstanding balance at that time, resulting in a payment default. The parties subsequently engaged in extensive negotiations, including a proposed settlement pursuant to which certain intellectual property assets would have been transferred to the Lender; however, the contemplated transaction did not close as the applicable conditions precedent were not satisfied. Thereafter, the loan agreement was amended to provide that (i) interest would cease accruing effective February 2025 and (ii) the outstanding principal and accrued interest would be convertible into Series PA Preferred Units of the Company, if so elected by the Lender.

On October 8, 2025, the Company received formal notice from the lender electing to convert the outstanding loan balance. A total of $12,188,643.58 of principal and accrued amounts was converted into an equivalent number of Series PA Preferred Units at the agreed conversion price of $1.00 per unit.

Subsequent to the sale of substantially all of the Company’s intellectual property assets, the Company entered into a settlement arrangement with the holder to repurchase the Series PA Preferred Units for $15,235,804. The repurchase consideration was determined with reference to the estimated liquidation value per unit that the holder would have been entitled to receive under the Company’s Operating Agreement in a liquidation scenario. The transaction resulted in the extinguishment of the converted equity and settlement of the related financing obligation.

$6 million Trade Facility

On December 5, 2024, the Company entered into a related-party loan facility with its parent entity, Slingshot Productions Limited, with an initial maximum commitment of $6,200,000. The facility carried an interest rate of 10% per annum, payable on demand or twelve months following the theatrical release of DAVID. The facility was subsequently amended to increase the maximum borrowing capacity to $7,244,384.

In February 2025, the facility was further amended to suspend interest accrual and to provide the lender with the unilateral right to convert the outstanding balance into Series PA Preferred Units at a conversion price of $0.50 per unit.

As of December 31, 2024, the outstanding principal balance was $1,500,000, with accrued interest payable of $10,417.

During the fiscal year ended October 31, 2025, the Lender exercised its contractual right to call the loan in accordance with the terms of the agreement. The Company was not in a financial position to repay the outstanding balance at that time, resulting in a payment default. The parties subsequently engaged in extensive negotiations, including a proposed settlement pursuant to which certain intellectual property assets would have been transferred to the Lender; however, the contemplated transaction did not close as the applicable conditions precedent were not satisfied. Thereafter, the loan agreement was amended to provide that (i) interest would cease accruing effective February 2025 and (ii) the outstanding principal and accrued interest would be convertible into Series PA Preferred Units of the Company, if so elected by the Lender.

On October 8, 2025, the Company received notice from Slingshot Productions Limited electing to convert the outstanding facility balance. A total of $7,244,384 was converted into 14,488,768 Series PA Preferred Units at the contractual conversion price of $0.50 per unit.

F-17

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS

Following the intellectual property asset sale, the Company agreed with the holder to repurchase the Series PA Preferred Units for $9,055,480. The repurchase consideration was based on the estimated liquidation distribution per unit that the holder would have received under the Company’s Operating Agreement had liquidation provisions been applied at that time. This transaction resulted in the elimination of the related equity class and settlement of the financing arrangement.

Summary

Both financing arrangements were materially modified during 2025 to alleviate cash-flow pressure, suspend interest accrual, and provide equity-based resolution mechanisms. The subsequent conversions and repurchases formed part of a broader capital restructuring strategy undertaken in conjunction with the Company’s sale of its intellectual property assets and the approved plan of dissolution. These transactions were approved by the Board of Managers and the requisite Members.

NOTE 8: LIQUIDATION DISTRIBUTION PAYABLE

As of October 31, 2025, the Company recorded a Liquidation Distribution Payable of $15,710,968, representing the approved final liquidation distribution to holders of Preferred Units. The distribution was authorized by the Board of Managers and the requisite Members in accordance with the Company’s Operating Agreement and reflects a return of capital together with an agreed return of 9.9% above each holder’s capital contribution.

The liquidation distribution was recognized as a liability upon approval and does not represent an operating dividend or expense, but rather a return of equity to Members as part of the Company’s approved plan of dissolution and winding up.

Payments to Preferred Unit holders commenced on or about October 31, 2025, and substantially all payments were completed by December 31, 2025.

As of the issuance date of these financial statements, a limited number of payments remain outstanding due to incomplete or outdated investor contact and banking information. Management has undertaken reasonable and ongoing efforts to contact the affected holders and to obtain updated payment instructions. Where distribution checks remain uncashed or investor details cannot be verified after the statutory dormancy period, such unclaimed amounts may be required to be remitted to the State of Delaware as unclaimed property in accordance with applicable escheatment and abandoned property laws.

Management believes that adequate reserves have been maintained to satisfy all approved liquidation distributions and related administrative costs. Any amounts subsequently remitted to state authorities as unclaimed property would not result in additional expense but would represent the settlement of the corresponding liability.

NOTE 9: INCOME TAXES

The effective income tax rate differs from the U.S. federal statutory rate of 21% primarily due to the establishment of a full valuation allowance against deferred tax assets.

	October 31, 2025		December 31, 2024
Computed Federal income tax expense (benefit) at the statutory rate	$3,342,595	21%	$-320,733	21%
Other	151	0%	151	0%
Change in Valuation Allowance	-3,342,595	-21%	320,582	-21%
Effective rate	-	0%	-	0%

F-18

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS

The Company recorded no current income tax expense or benefit for the fiscal year ended October 31, 2025 or the year ended December 31, 2024 as the tax effects of operating losses and temporary differences were fully offset by valuation allowances.

The tax effects of significant items comprising the Company's deferred taxes are as follows as of:

Deferred tax assets:	October 31, 2025	December 31, 2024
Net operating losses	$8,169,301	$1,096,629
Basis difference in intangibles	-	10,507,339
	8,169,301	11,603,968
Less valuation allowance	-8,169,301	-11,603,968
Net deferred tax assets/(liabilities)	-	-

A full valuation allowance has been recorded against deferred tax assets at both reporting dates as management concluded it is not more-likely-than-not that the deferred tax assets will be realized. This conclusion reflects the Company’s historical operating losses, the sale of substantially all operating assets during 2025, and the approved plan of dissolution and wind-down.

As of October 31, 2025, the Company had approximately $10,260,840 of federal net operating loss (“NOL”) carryforwards and approximately $28,640,594 of federal capital loss carryforwards. As of December 31, 2024, federal NOL carryforwards totaled approximately $5,222,044. These NOLs may be carried forward indefinitely but are generally subject to an annual utilization limitation of 80% of taxable income under current U.S. tax law. The ultimate realization of these NOLs is dependent upon the generation of future taxable income, which is uncertain given the Company’s transition to dissolution.

The Company evaluates all available positive and negative evidence in determining whether a valuation allowance is required. For both reporting periods, management determined that sufficient negative evidence existed — including recurring operating losses, uncertainty of future taxable income, and the cessation of active operations following the asset sale — to support recording a full valuation allowance against deferred tax assets.

The Company files federal and state income tax returns in the United States. As of October 31, 2025, tax years 2021 through 2024 remain subject to examination by applicable taxing authorities. No income tax examinations were in progress as of the reporting date.

The Company complies with the provisions of ASC Topic 740, which addresses accounting for uncertainty in tax positions. The guidelines require the impact of a tax position to be acknowledged in the financial statements if that position is more likely than not to be sustained on an audit based on the technical merits of the position.

The Company includes any interest and penalties associated with unrecognized tax benefits within the provision for income taxes. The Company did not record any liability for unrecognized tax benefits for the period ended October 31, 2025, and the year ended December 31, 2024. The Company does not anticipate a significant change in its liability for unrecognized tax benefits over the next twelve months.

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2026, which is the date the financial statements were available to be issued, in accordance with ASC 855, Subsequent Events. The following events occurred after October 31, 2025, and are considered material to the financial statements.

F-19

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS

10.1 Approval of Dissolution and Winding-Up Plan

On November 7, 2025, the Board of Managers and the requisite majority of Members approved a Joint Written Consent and formal Plan of Dissolution and Winding Up. The approval authorized management to cease all remaining operating activities, settle outstanding liabilities, repurchase or redeem outstanding equity classes where applicable, and distribute remaining available cash to Members in accordance with the Company’s Operating Agreement and applicable Delaware law. The Company’s activities subsequent to year-end have been limited to statutory, administrative, and financial wind-down actions.

10.2 Equity Redemptions and Capital Structure Simplification

Following year-end, the Company completed the final stages of previously approved equity restructuring transactions, including the repurchase and cancellation of outstanding preferred equity classes. These transactions were undertaken to simplify the capital structure and align ownership interests with the approved liquidation plan. No new equity instruments were issued subsequent to October 31, 2025.

10.3 Liquidation Distribution to Members

Pursuant to the approved dissolution plan, the Company declared and commenced payment of a final liquidation distribution to Preferred Unit holders based on available cash reserves after provision for operating payables, professional fees, tax obligations, and dissolution-related expenses. The liquidation distribution represents a return of capital and agreed return thresholds as provided for in the Company’s Operating Agreement and does not constitute an operating dividend.

Payments to Members began subsequent to year-end and are expected to be completed in stages as statutory reserves and contingent liabilities are resolved. Amounts not immediately distributed have been retained in cash reserves to satisfy outstanding obligations and to comply with applicable corporate and creditor protection requirements.

10.4 Settlement of Liabilities

Subsequent to year-end, the Company continued to settle remaining trade payables, professional service fees, and administrative liabilities incurred prior to the approval of the dissolution plan. Management has established reasonable reserves for known obligations and contingent matters; however, the final settlement amounts may differ from current estimates.

10.5 Cessation of Operations

Following the approval of the dissolution plan, the Company has not undertaken any new production, distribution, or revenue-generating activities. The Company’s primary activities subsequent to October 31, 2025, consist solely of asset realization, liability settlement, Member distributions, statutory compliance, and preparation for the filing of a Certificate of Cancellation with the State of Delaware upon completion of the wind-down process.

10.6 Basis of Accounting Consideration

Management evaluated whether the adoption of the liquidation basis of accounting was required for the accompanying financial statements. When the dissolution plan was approved by the Board on November 7, 2025, the criteria for the liquidation basis of accounting were met. The criteria were not met as of October 31, 2025. Accordingly, the accompanying financial statements are not presented on a liquidation basis.

F-20

ITEM 11. EXHIBITS

 §

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report in each case, as indicated below.

1.	Form of Subscription Agreement*

2.	Escrow Agent Agreement*

*Previously filed.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Slingshot USA, LLC t/a Slingshot Productions®

/s/ Bernardus Lans
Chief Financial Officer